Exhibit 12.2

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

And Preference Securities Dividends

(Amounts in thousands)

	December 31,
	2014	2013	2012
Earnings:
Loss before Taxes	$(894,944)	$(89,037)	$(111,998)
Add: Fixed charges, excluding capitalized interest	110,263	106,339	85,945
Adjusted Income (Loss) before Taxes	$(784,681)	$17,302	$(26,053)
Fixed Charges:
Interest expense	$108,934	$104,516	$84,122
Preferred dividends	1,329	1,823	1,823
Capitalized interest	9,775	23,991	26,886
Total fixed charges	$120,038	$130,330	$112,831
Ratio of earnings to fixed charges	—	0.10	—

For purposes of this computation, earnings are defined as loss before taxes from continuing operations plus interest expense, amortization of debt discount and expense related to indebtedness and preferred dividends.  Fixed charges are defined as interest expense, including amortization of debt discount and expenses on indebtedness, plus preferred dividends and capitalized interest.

Earnings were insufficient to cover fixed charges by $904.7 million, $113.0 million and $138.9 million for the years  ended December 31, 2014,  2013 and 2012, respectively.